CONFLICT MINERALS REPORT OF 3M COMPANY FOR THE YEAR ENDED DECEMBER 31, 2024
INTRODUCTION

This Conflict Minerals Report (this “Report”) for 3M Company (“3M”, “Company,” “we,” “our”) is provided in accordance with Rule 13p-1 under the Securities Exchange Act of 1934 for the reporting period from January 1 to December 31, 2024 (the “Reporting Period”).

“Conflict Minerals” are defined by the U.S. Securities and Exchange Commission (“SEC”) as cassiterite, columbite-tantalite, wolframite and gold, and their derivatives, which are limited to tin, tantalum and tungsten (collectively “3TG”). During the Reporting Period, 3M manufactured and contracted to manufacture products in which 3TG were necessary to the functionality or production of those products. 3M therefore conducted a “reasonable country of origin inquiry” (“RCOI”), described below, to determine whether any of those minerals (1) originated in the Democratic Republic of the Congo (“DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and/or Angola (collectively, “Covered Countries”); or (2) are from recycled or scrap sources.

As a result of our RCOI, 3M has reason to believe that a portion of the 3TG necessary to the functionality or production of products (“Necessary 3TG”) that we manufactured or contracted to manufacture during the Reporting Period may have originated in the Covered Countries and those Necessary 3TG may not be from recycled or scrap sources. However, based on the information described in detail below, 3M does not have sufficient information to conclusively determine the mines or the countries of origin of the Necessary 3TG in its products or whether the Necessary 3TG are from recycled or scrap sources.

Overview of 3M

3M’s Business: 3M is a diversified technology company with a global presence in the following businesses: Safety & Industrial; Transportation & Electronics; and Consumer. 3M is among the leading manufacturers of products for many of the markets it serves. These businesses have worldwide responsibility for virtually all 3M product lines.

3M product categories that may contain Necessary 3TG: Many essential products in the 3M businesses, such as electronics, personal safety, or transportation, rely on 3TG including:
Electrical connectors, cables and cords, electronic chargers, controls, monitors and plated circuitry and products that include these and other electrical or electronic components
Metallized films and tapes
Fall protection equipment
Fire safety equipment

On April 1, 2024, 3M spun-off its healthcare business to a separate company, Solventum. Healthcare products containing Necessary 3TG that had supplier spend with 3M prior to April 1, 2024 were included in 3M’s supplier prioritization and outreach.

3M’s Supply Chains: 3M supply chains are complex, including thousands of suppliers spread over different tiers in those chains. Supplied materials are used in products serving numerous industry sectors. 3M is typically many tiers removed from smelters or refiners (“SORs”) that would have information on mines supplying 3TG. Moreover, to the extent 3TG are present in 3M products, the content may be at trace levels. Supply chains have improved their capacity to obtain and transmit SOR identities, which reflects in part the value of the Responsible Minerals Initiative (“RMI”) and other cross-industry efforts. Nonetheless, obtaining information regarding smelters, refiners and mine locations remains challenging. Challenges include delayed supplier responses, incomplete or inconsistent data, and, in some cases, the need for extensive supplier follow-up.

3M’s Participation in Cross-Industry Efforts: 3M has contributed to industry efforts to address Conflict Minerals through serving as a member of the Responsible Business Alliance (“RBA”) and the RMI. This engagement and the contributions made have helped develop standards, best practices, and tools that benefit all companies working to end the association between 3TG and conflict in the Covered Countries.

REASONABLE COUNTRY OF ORIGIN INQUIRY

The elements of 3M’s RCOI included:
identification of in-scope products and materials
prioritization of relevant suppliers for outreach and data collection evaluation of supplier data.

3M conducted due diligence on the Necessary 3TG, as described below, using the Organisation for Economic Co-operation and Development (OECD) five step due diligence framework:
1.Establish strong company management systems
2.Identify and assess risks in the supply chain
3.Design and implement a strategy to respond to identified risks
4.Audit supply chain due diligence
5.Report on supply chain due diligence activities
To determine whether Necessary 3TG in products originated in Covered Countries, 3M retained a third-party service provider (“Provider”) to assist in reviewing the supply chain and identifying risks. 3M determined that supplier inquiry should focus on higher priority suppliers, as is consistent with RMI’s Five Practical Steps to Support SEC Conflict Minerals Disclosure. 3M provided the list of relevant higher priority suppliers (“Supplier Group”) associated with the in-scope products to the Provider for upload into its software-as-a-service (SaaS) platform to assist with RCOI. RMI’s Conflict Minerals Reporting Template (“CMRT”) version 6.4 was used to conduct a survey of the Supplier Group. Through the Provider’s platform, the Supplier Group was requested to upload a complete CMRT directly into the Provider’s platform for validation, assessment, and management. The functionality of the platform meets the OECD process expectations by evaluating the quality of each supplier response and assigning a strength metric based on the supplier’s declaration of process engagement. Additionally, the results provided in this Report, as well as the step-by-step process for supplier engagement and upstream due diligence investigations performed, were managed through this platform.

The Provider monitored progress and tracked communications in the platform to support reporting and transparency. 3M directly contacted suppliers that were unresponsive to the Provider’s requests and instructed these suppliers to complete and submit the CMRT to the Provider. Training and best practices to complete the CMRT was included.

3M leveraged the Provider’s managed service team throughout the Reporting Period, which was made up of dedicated program specialists who supported 3M’s Conflict Minerals program. 3M communicated regularly with the Provider to receive updates on program status. The Provider represented that each member of the Provider’s team was trained in Conflict Minerals compliance and understood the intricacies of the CMRT and Conflict Minerals reporting requirements including Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Provider assisted with identifying and evaluating potential risks in the 3TG supply chain, as well as in development and implementation of additional due diligence steps that 3M will undertake with suppliers regarding Conflict Minerals.

All submitted CMRTs were accepted and classified as either complete or invalid to ensure data was retained. Examples of invalid submissions include incomplete, inaccurate, or inconsistent data. Further due diligence was conducted with suppliers who submitted invalid CMRTs. The Provider’s multilingual Supplier Experience team provided feedback on the CMRT submission, guidance on how to correct errors, and additional training and support as needed to successfully resubmit a valid CMRT.

Automated data validation was applied on all submitted CMRTs. The goal of data validation was to increase the accuracy of submissions and identify any contradictory answers in the CMRT that required further classification or risk assessment. The results were shared with the suppliers to communicate areas for improvement.

Based on findings from the RCOI process, 3M was able to determine the countries of origin for a majority of the 3TG in its products. As such, 3M continued to perform further due diligence on the source and chain of custody of these minerals.

DUE DILIGENCE MEASURES

3M’s Conflict Minerals due diligence management system has been designed to align with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”), as applicable for 3TG and downstream companies (as the term “downstream companies” is defined in the OECD Guidance).

1.Establish Strong Company Management Systems
3M is committed to responsible sourcing of 3TG and cobalt using the OECD due diligence framework. This position is consistent with 3M’s respect for human rights in our own operations and our supply chains as stated in the 3M Human Rights Policy (http://multimedia.3m.com/mws/media/1029705O/human-rights-policy.pdf) as well as with the OECD Guidance and United Nations Guiding Principles on Business and Human Rights (“UN Principles”).

Responsible Sourcing Policies

3M’s Supplier Responsibility Code (“SRC”) applies to all suppliers and outlines 3M’s foundational expectations as it relates to labor, ethics, environment, health and safety, product stewardship, and management systems. The SRC is based on industry and internationally accepted principles such as the UN Principles and the OECD Guidance and is aligned with the RBA framework.

3M first adopted a Conflict Minerals Policy in 2011. The Conflict Minerals Policy was expanded and renamed in 2019 to Responsible Minerals Sourcing Policy (the “Sourcing Policy”) to include cobalt, and forms the basis for 3M’s Responsible Minerals program. The SRC and Sourcing Policy are available on 3M’s Supplier Direct website (https://www.3m.com/3M/en_US/suppliers-direct), along with other information on 3M’s Responsible Minerals program.

Internal Management System

3M has established a management system to support the execution of our Responsible Minerals program. 3M’s management system includes a designated cross-functional Responsible Minerals Steering Team (“Steering Team”) composed of representatives from Global Procurement, Responsible Sourcing, Environment, Health & Safety (EHS), Product Stewardship, Trade Compliance, and Legal Affairs. The Steering Team has responsibility for guiding the development and implementation of 3M’s Policy and compliance strategy. The Steering Team is led by the Responsible Minerals Program Manager (“Program Manager”) from Responsible Sourcing.

Senior leadership of Global Procurement, Enterprise Supply Chain, Legal Affairs, Corporate Audit, Ethics & Compliance, EHS, Product Stewardship, Sustainability, and Human Resources is briefed on the Responsible Sourcing programs bi-annually. These briefings include the results of our due diligence efforts, evaluation of the progress, effectiveness, and execution of our programs, as well as an opportunity to provide input.

Control System and Supply Chain Transparency

Under the Sourcing Policy, 3M’s global suppliers are expected to supply materials to 3M that are “Conflict-Free”, meaning minerals that are from recycled or scrap sources, or that do not directly or indirectly finance armed groups through mining or mineral trading in the Covered Countries, as determined by regulatory bodies and as applied by RMI. 3M’s global contract templates and purchase order terms and conditions require suppliers to comply with applicable laws, 3M policies, and 3M Contract Provisions.

3M relies on direct suppliers to provide information on the origin of the 3TG contained in components and materials supplied, including sources of 3TG that are supplied to them from lower-tier suppliers. 3M gathered information on the use of 3TG by the Supplier Group using RMI’s CMRT. 3M engaged the Provider to assist with Supplier Group outreach and engagement and with data collection and validation. 3M used the Provider’s platform to collect relevant information from the Supplier Group for the Necessary 3TG included in our products, with a focus on identifying SORs in their respective supply chains.

Supplier Engagement

3M expects all suppliers to align with 3M’s policies and programs to strengthen our supply chain and ensure compliance with regulations. The Sourcing Policy forms the basis for 3M’s Responsible Minerals program, and its requirements are communicated to 3M’s suppliers through annual outreach and in our contract provisions as highlighted above. The 3M Supplier Direct website contains training resources on various Conflict Minerals topics, including practical tips, best practices, and other relevant supplier information.

The Supplier Group were included in the CMRT outreach conducted by the Provider. The outreach included 3M’s request for their CMRT responses in order to identify SORs contained in 3M’s supply chain. 3M communicated its requirements to the Supplier Group and provided resources to facilitate the process. In the Reporting Period, 3M conducted outreach to the Supplier Group which represented over 80% of the spend of the in-scope suppliers for products that may contain Necessary 3TG.

The Provider reviewed the Supplier Group CMRT responses to determine where further engagement with suppliers was warranted. In making such determination, 3M and the Provider considered untimely or incomplete responses, as well as inconsistencies with the data reported in the CMRT. For a CMRT that was determined invalid based on this review, the Provider’s platform automatically sent the supplier an email outlining any validation issues with the CMRT question logic or missing fields. The Provider educated suppliers on the CMRT validity requirements, how to enter data, and 3M’s expectation to resolve responses with an incomplete status. Suppliers had access to the Provider’s web portal which offers training resources, reporting templates, practical tips, and best practices, along with real time support with compliance specialists.

For suppliers that identified “SORs of interest” in their CMRT, according to indicators defined in the OECD Guidance as outlined below, 3M and its Provider requested additional information and provided resources on SOR risk mitigation. 3M expects suppliers to responsibly source 3TG and encourages working with SORs that conform with recognized assurance programs, including the RMI, London Bullion Market Association (“LBMA”), and Responsible Jewellery Council (“RJC”).

Grievance Mechanism

3M has a grievance mechanism whereby employees, suppliers, and other stakeholders can report concerns regarding business conduct and other matters at 3Methics.com (https://secure.ethicspoint.com/domain/media/en/gui/8897/index.html). 3M has procedures in place for follow-up in the event any responsible minerals issues are raised through our grievance mechanism.

RMI has a Grievance and Complaints Mechanism (“RMI Mechanism”) as part of its continuous improvement and risk management process. The RMI Mechanism allows stakeholders to raise concerns about its initiative, audit program, protocols, audit quality and auditor competencies, mineral supply chains and upstream/downstream initiatives. Stakeholders can also report concerns on mineral sourcing activities and due diligence of RMI member companies.

Maintain Records

3M has a record retention policy applicable to Conflict Minerals related documentation. Our Provider’s document retention policy includes 3M Conflict Minerals-related documents, including supplier responses to CMRTs as well as the sources identified within each reporting period.

2.Identify and Assess Risk in the Supply Chain

3M used numerous external indices provided by RMI, including International Labour Organization statistics, Global Slavery Index, and the Corruption Perception Index, among others, to assist in identifying and prioritizing higher risk suppliers (i.e., the Supplier Group). As described above, 3M asked the Supplier Group to share information about the Necessary 3TG in their products using the industry standard RMI CMRT.

The Provider portal issued six automated follow-up reminders to each supplier who had not responded with the information requested. For those in the Supplier Group who had not responded after the follow-up reminders, escalation emails were sent. Outbound communications were conducted in native languages, such as English, German, simplified Chinese, French, Italian, Spanish, Portuguese, and Japanese, to ensure expectations were understood.

3M does not have a direct relationship with SORs and does not perform direct audits of these entities within the supply chain. In cases where the SOR’s due diligence practices have not been assessed against the RMAP standard or they are considered non-conformant by RMAP, follow-ups are sent to suppliers reporting those SORs. SORs are then assessed for potential sourcing risks.

Each SOR that meets the definition of a smelter or refiner of a 3TG mineral is assessed according to “SORs of interest” indicators defined in the OECD Guidance. The Provider used numerous factors to determine the level of risk including: geographic proximity to the DRC and other Covered Countries; known mineral source country of origin; RMAP audit status; credible evidence of unethical or conflict sourcing; and peer assessments conducted by credible third-party sources.

3M verified SORs using RMI’s Conformant SORs list. 3M also referred to other sources of information, including publications of the LBMA and the RJC, to validate and assess potential risks.

Suppliers were also evaluated on the strength of their own program. The criteria used to evaluate the strength of the program is based on certain questions in the CMRT related to the suppliers’ Conflict Minerals practices and policies.

3.Design and Implement a Strategy to Respond to Identified Risks

The Program Manager worked with the Provider throughout each phase of the process. The Provider’s risk mitigation activities were initiated whenever a supplier’s CMRT reported SORs of interest. Through the Provider, suppliers with submissions that included any SORs of interest were immediately given feedback instructing the supplier to take its own independent risk mitigation actions. This could include submission of a product specific CMRT to better identify the connection to products they supplied to 3M. Additional escalation may have been necessary to address any continued sourcing from these SORs of interest. Suppliers were given clear objectives within reasonable timeframes, with the ultimate goal of progressive elimination of SORs of interest from the supply chain.

If additional escalation was needed, appropriate follow-up actions and risk mitigation were determined. 3M may decide to find alternate sources of supply after failed attempts at mitigation or remediation.

4.Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

3M utilized information provided by the independent third-party audits of SORs through the RMAP, LBMA and RJC to determine whether any Necessary 3TG sourced from the Covered Countries is validated as “Conflict-Free” using RMI’s RCOI data. In addition, the Program Manager participated in RMI’s Due Diligence Practices Team and Plenary Team to keep 3M informed of new auditing standards, emerging risks, and risk assessment methods.

During the supplier outreach, the Provider directly contacted SORs not enrolled in the RMAP to encourage their participation and gather information regarding each SORs’s sourcing practices on behalf of its clients. 3M is a signatory of this communication in accordance with the requirements of downstream companies detailed in the OECD Guidance.

5.Report on Supply Chain Due Diligence

3M published the Form SD and Conflict Minerals Report for the Reporting Period. 3M’s Forms SD and Conflict Minerals Reports are publicly available within the Responsible Minerals section of 3M’s Supplier Direct website. The reference to 3M’s website is provided for convenience only, and its contents are neither incorporated by reference into this Report and Form SD nor deemed filed with the SEC.

RESULTS OF DUE DILIGENCE

Based on the RCOI and other aspects of our due diligence program described above, 3M evaluated the Supplier Group responses to the CMRT inquiry. As a result of the response evaluations, 3M has reason to believe that a portion of its Necessary 3TG may have originated in the Covered Countries and those Necessary 3TG may not be from recycled or scrap sources. However, based on the information described in detail below, 3M does not have sufficient information to conclusively determine the mines or the countries of origin of the Necessary 3TG in its products or whether the Necessary 3TG are from recycled or scrap sources.

3M compared the overall set of SORs identified by the Supplier Group against RMI’s RCOI list dated April 23, 2025, to identify all names and mineral sourcing for SORs that were conformant with the RMAP protocols and had been validated by a third-party auditor. The RCOI list also identified SORs participating in other assurance programs where the mineral sourcing of SORs was not disclosed. As outlined in the OECD Guidance, 3M supports RMI’s RMAP audit of SORs’ due diligence activities.

Supply Chain Outreach Results

As stated above, supply chain outreach is required to identify the upstream sources of origin of tin, tantalum, tungsten, and gold. 3M sent CMRTs to its in-scope Tier 1 suppliers who were expected to follow this process until the SOR sources were identified. For the reporting period, 3M achieved approximately 85% response rate from the Supplier Group as a result of outreach efforts and will continue to work with the remaining suppliers to obtain alignment with future requests.

Upstream Data Transparency

As is common when requests are sent upstream in the supply chain, those who purchase materials from SORs may not be able to discern exactly which company’s product lines the materials may end up in. As a result, many companies providing a CMRT have the practice of listing all SORs from which they may purchase within the reporting period. Therefore, the SORs (as sources) reported to 3M by its suppliers are more comprehensive than the list of SORs which processed the 3TG contained in 3M’s products.

Suppliers that identified specific SORs of interest on their CMRT were contacted in accordance with the OECD Guidance to inform them of the potential for risk, and to evaluate whether these SORs could be connected to 3M’s products. Other suppliers were evaluated internally to determine if they were in fact still active suppliers. If not, they were removed from the scope of data collection.

3M verified 354 unique SOR names based on information listed on the RMI website. Of these unique SORs, 227 (64%) were validated as conformant to RMAP protocols as of April 23, 2025, and 7 (2%) were reported as active by RMI, meaning they were engaged in the RMAP program but not yet conformant as of April 23, 2025. 3M monitored and tracked SORs identified as not having received a “Conflict-Free” designation or not having initiated participation in an independent third-party assurance process. During the 2024 reporting year, 3M identified 120 (34%) SORs that were not participating in an independent third-party assurance process. These SORs received a letter from the Provider, signed by 3M and other companies, strongly encouraging their participation.

Countries of Origin

Annex I includes an aggregated list of countries of origin from which the reported SORs collectively source 3TG based on information provided through the CMRT data collection process, from direct SOR outreach, and the RMAP. As mentioned in the above section, many responses provide company level data, or more data than can be directly linked to products sold by 3M; therefore, Annex I may contain countries from which 3M’s products are not sourced.

To determine country or mine of origin, 3M: (a) seeks information about 3TG SORs in our supply chain through use of the CMRT questions; and (b) utilizes information from the RMAP and its independent audits of SORs, as well as information from that effort made available by RMI publicly and to its members. 3M does not have sufficient information to conclusively determine the mines or the countries of origin of the Necessary 3TG in its products or whether the Necessary 3TG are from recycled or scrap sources. However, based on SOR information provided by the Supplier Group through the CMRT responses, as well as RMI information available to its members, the countries of origin of 3TG associated with SORs identified to 3M by the Supplier Group include the countries listed in Annex I below.

STEPS TO IMPROVE DUE DILIGENCE

3M will continue its due diligence to further mitigate the risk that Necessary 3TG, cobalt, and other higher-risk minerals may benefit armed groups in the Covered Countries by taking the following steps:

Follow up with those in the Supplier Group that were unresponsive or did not provide sufficient information for the Reporting Period, thereby improving both supplier response rates and the quality of supply chain information available to 3M.
Continue supplier engagement and capacity-building efforts through supplier inquiry and outreach by directing suppliers to training resources available on the 3M Supplier Direct website and through industry associations and RMI, to improve response rates and information quality.
Continue our company membership in RMI, which provides independent third- party audits of SORs due diligence practices, including engagement in the RBA and RMI Annual Conference, Due Diligence Practices Team, and Plenary Team.
Encourage suppliers to become active members of RMI, which will strengthen industry collaboration to increase leverage on SORs to participate in independent third-party audits and become conformant to RMAP, LBMA, or RJC protocols.
Through RMI, continue to contact SORs directly to undergo an audit of their due diligence practices, with the goal of becoming compliant to the RMAP, LBMA, or RJC protocols.
3M is continuing its due diligence efforts with the identified suppliers to mitigate supply chain risk and align such supplier with 3M’s expectations.
Continue to evaluate upstream sources through a broader set of tools to evaluate risk. These include:
oUsing a comprehensive SOR library, with detailed status and notes for each listing.
oScanning for credible media on each SOR to flag risk issues.
oComparing the list of SORs against government watch and denied parties lists.

Cautionary Statement about Forward-Looking Statements

Certain statements in this Report may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “plan,” “expect,” “aim,” “believe,” “project,” “target,” “anticipate,” “intend,” “estimate,” “will,” “should,” “could,” “would,” “forecast,” “future,” “outlook,” “guidance” and other words and terms of similar meaning are used to identify these forward-looking statements. Examples of forward-looking statements include statements relating to our future plans, and any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. A further description of these factors is located in reports that 3M files with the Securities and Exchange Commission under “Cautionary Note Concerning Factors That May Affect Future Results” and “Risk Factors” in Part I, Items 1 and 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports). Changes in such assumptions or factors could produce significantly different results. The Company assumes no obligation to update any forward-looking statements discussed herein as a result of new information or future events or developments.

ANNEX I

As of April 23, 2025

The below list includes 3TG countries of origin identified to 3M by the 3M Supplier Group as of April 23, 2025. 3M is typically many tiers in the supply chain removed from SORs, and our direct suppliers have not traced materials supplied to 3M back to individual countries of origin. Many of our suppliers provided information to 3M on all SORs identified to them by their suppliers and have not been able to confirm that the countries of origin for all 3TG processed by these SORs have been used in the products they supplied to 3M because they did not provide their CMRT at the product level. Therefore, it is possible that the below list contains countries of origin of 3TG not contained in 3M products.

Albania; Andorra; Angola*; Argentina; Armenia; Australia; Austria; Azerbaijan; Belarus; Belgium; Benin; Bermuda; Bolivia (Plurinational State of); Botswana; Brazil; Bulgaria; Burkina Faso; Burundi*; Cambodia; Canada; Central African Republic*; Chile; China; Colombia; Congo (Republic of the); Cyprus; Democratic Republic of the Congo*; Djibouti; Dominica; Dominican Republic; Ecuador; Egypt; El Salvador; Eritrea; Estonia; Ethiopia; Fiji; Finland; France; Georgia; Germany; Ghana; Guam; Guatemala; Guinea; Guyana; Honduras; Hong Kong; Hungary; India; Indonesia; Ireland; Israel; Italy; Ivory Coast; Japan; Jersey; Kazakhstan; Kenya; Korea (Republic of); Kyrgyzstan; Liberia; Liechtenstein; Lithuania; Luxembourg; Madagascar; Malaysia; Mali; Mauritania; Mexico; Mongolia; Morocco; Mozambique; Myanmar; Namibia; Netherlands; New Zealand; Nicaragua; Niger; Nigeria; Norway; Oman; Panama; Papua New Guinea; Peru; Philippines; Poland; Portugal; Russian Federation; Rwanda*; Saudi Arabia; Senegal; Serbia; Sierra Leone; Singapore; Slovakia; Solomon Islands; South Africa; South Sudan*; Spain; Sudan; Suriname; Sweden; Switzerland; Taiwan; Tajikistan; Tanzania*; Thailand; Togo; Turkey; Uganda*; United Arab Emirates; United Kingdom; United States; Uruguay; Uzbekistan; Vietnam; Zambia*

* Covered Country